SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                     North American Technologies Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    657193207
                                 (CUSIP Number)

                                  Richard Levy
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2004
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                      [ ]

 1        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Crestview Capital Master, LLC
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (see Items 4 and 5 below)
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                                   7 SOLE VOTING POWER

                                   3,443,632 (See Items 4 and 5)
                                   ---------------------------------------------

                                   8 SHARED VOTING POWER

                                   3,443,632 (See Items 4 and 5)
                                   ---------------------------------------------

                                   9 SOLE DISPOSITIVE POWER

                                   3,443,632 (See Items 4 and 5)
                                   ---------------------------------------------

                                   10 SHARED DISPOSITIVE POWER

                                   3,443,632 (See Items 4 and 5)
                                   ---------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,443,632 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

Midsummer Investment Ltd.
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ] (b) [X] (See Items 4 and 5)
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                                   7 SOLE VOTING POWER

                                   3,443,632 (See Items 4 and 5)
                                   ---------------------------------------------

                                   8 SHARED VOTING POWER

                                   3,443,632 (See Items 4 and 5)
                                   ---------------------------------------------

                                   9 SOLE DISPOSITIVE POWER

                                   3,443,632 (See Items 4 and 5)
                                   ---------------------------------------------

                                   10 SHARED DISPOSITIVE POWER

                                   3,443,632 (See Items 4 and 5)
                                   ---------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,443,632 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.99% (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          OO
--------- ---------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Islandia, L.P.
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (See Items 4 and 5 below)
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY

--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                                  7 SOLE VOTING POWER

                                  2,002,519 (See Items 3, 4 and 5)
                                   ---------------------------------------------

                                   8 SHARED VOTING POWER

                                   2,002,519 (See Items 3, 4 and 5)
                                   ---------------------------------------------

                                   9 SOLE DISPOSITIVE POWER

                                   2,002,519 (See Items 3, 4 and 5)
                                   ---------------------------------------------

                                   10 SHARED DISPOSITIVE POWER

                                   2,002,519 (See Items 3, 4 and 5)
                                   ---------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,002,519 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.9 % (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

        Rooster, L.P.
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (See Items 4 and 5 below)
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY


--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                                   7 SOLE VOTING POWER

                                   2,002,519 (See Items 3, 4 and 5)
                                   ---------------------------------------------

                                   8 SHARED VOTING POWER

                                   2,002,519 (See Items 3, 4 and 5)
                                   ---------------------------------------------

                                   9 SOLE DISPOSITIVE POWER

                                   2,002,519 (See Items 3, 4 and 5)
                                   ---------------------------------------------

                                   10 SHARED DISPOSITIVE POWER

                                   2,002,519 (See Items 3, 4 and 5)
                                   ---------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,002,519 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.9 % (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of North American Technologies Group, Inc., a Delaware corporation, which has its principal business office at 14315 West Hardy Road, Houston, Texas 77060 (the "Company").

Item 2.   Identity and Background.

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by
(i) Crestview Capital Master, LLC ("Crestview"), (ii) Midsummer Investment Ltd. ("Midsummer"), (iii) Islandia, L.P. ("Islandia"), and (iv) Rooster, L.P. ("Rooster") (each, a "Reporting Person" and collectively, the "Reporting Persons"). The Reporting Persons are making a joint filing due solely to the transactions contemplated by a letter of intent by and among each of the Reporting Persons (other than Rooster) and Avalanche Resources, Ltd. ("Avalanche") (an entity controlled by the Company's current chief executive officer, Kevin Maddox), whereby the Reporting Persons (other than Rooster) have agreed to purchase, together with two other purchasers, in the aggregate, 25,651,515 shares of Common Stock from Avalanche, subject to numerous conditions, as more fully described below in Item 4. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.


(b) The business address for each of the Reporting Persons is as follows:

Crestview: c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

Midsummer: c/o Midsummer Capital, LLC, 485 Madison Avenue, 23rd Floor, New York, NY 10022.

Islandia: c/o John Lang, Inc., 485 Madison Avenue, 23rd Floor, New York, New York 10022.

Rooster: 485 Madison Avenue, 23rd Floor, New York, New York 10022.

(c) The principal business of each Reporting Person is as follows:

Crestview: Purchasing, selling, trading and investing in securities.
Midsummer: Purchasing, selling, trading and investing in securities.
Islandia: Purchasing, selling, trading and investing in securities.
Rooster: Purchasing, selling, trading and investing in securities.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

    Crestview: Delaware
    Midsummer: Bermuda
    Islandia: Delaware
    Rooster: Delaware

Item 3.   Source and Amount of Funds or Other Consideration.

         Crestview: On December 20, 2003, Crestview purchased 2,916,000 shares of Common Stock from the Company in a private transaction at a purchase price per share of $.60, for an aggregate purchase price of $1,749,600. On March 8, 2004, Crestview purchased $1,000,000 of 6% Series AA Convertible Preferred Stock ("Series AA Preferred Stock") and Warrants to purchase shares of Common Stock from the Company in a private transaction. The Series AA Preferred Stock issued to Crestview is convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 925,926 shares. In connection with the Series A Preferred Stock financing, Crestview was also issued Warrants to purchase (i) 204,543 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.18 and (ii) 204,543 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.23. On March 9, 2004, Crestview purchased $2,500,000 of 0% Series BB Convertible Preferred Stock ("Series BB Preferred Stock") from the Company in a private transaction. The Series BB Preferred Stock issued to Crestview is convertible into shares of Common Stock at a conversion price equal to $.60 per share, or 4,166,669 shares. The source of funds for all of these transactions was working capital of Crestview. The Series AA Preferred Stock, Series BB Preferred Stock and Warrants issued to Crestview contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable.

         Midsummer: On March 8, 2004, Midsummer purchased $4,000,000 of Series AA Preferred Stock and Warrants to purchase shares of Common Stock from the Company in a private transaction. The source of funds for this transaction was working capital of Midsummer. The Series AA Preferred Stock issued to Midsummer is convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 3,703,704. Midsummer was also issued Warrants to purchase (i) 677,966 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.18 and (ii) 677,966 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.23. The Series AA Preferred Stock and Warrants issued to Midsummer contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable.

         Islandia and Rooster: Islandia does not directly own any securities of the Company. On March 8, 2004, Rooster purchased $1,500,000 of Series AA Preferred Stock and Warrants to purchase shares of Common Stock from the Company in a private transaction. The source of funds for this transaction was working capital of Rooster. The Series AA Preferred Stock issued to Rooster is convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 1,388,889 shares. Rooster was also issued Warrants to purchase (i) 306,815 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.23 and (ii) 306,815 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.18. The Series AA Preferred Stock and Warrants issued to Rooster contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Rooster (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. Islandia disclaims beneficial ownership of all securities of the Company beneficially owned by Rooster (See Item 5 below).

         Item 4.   Purpose of Transaction.

         The purpose of this Schedule 13D is to report the execution of a letter of intent dated August 3, 2004, by and among each of the Reporting Persons (other than Rooster), Harris Toibb ("Toibb"), Big Bend XI Investments, Ltd. ("Big Bend") and Avalanche (the "LOI"), whereby the Reporting Persons (other than Rooster) together with Big Bend and Toibb have agreed to purchase, in the aggregate, 25,651,515 shares of Common Stock from Avalanche, subject to numerous conditions as set forth therein. The individual shares of Common Stock to be purchased by each Reporting Person is as follows:

1.    Crestview: 3,636,364 shares for an aggregate purchase price of $1,200,000.

2. Midsummer: 2,727,272 shares at $.33 per share and 1,818,182 shares at $.40 per share, for an aggregate purchase price of $1,627,273.

3. Islandia: 1,500,000 shares at $.33 per share and 1,000,000 shares at $.40 per share, for an aggregate purchase price of $895,000.

         The transactions contemplated by the LOI are subject to numerous conditions, including that the Company and certain of its affiliates settle various pending lawsuits, that the Company restructure its agreements with Sponsor Investments, LLC ("Sponsor") (including obtaining any required shareholder approval), among others.

         The LOI further contemplates that as a condition to the purchase of the foregoing shares, that the current board of directors and senior management of the Company shall resign and that persons designated by the Reporting Persons (together with Big Bend and Toibb) and Sponsor shall be appointed to the board of directors of the Company, and that such persons shall elect new senior management. The Reporting Persons can provide no assurances that the transactions contemplated by the LOI will be consummated or that they will be consummated on the terms set forth therein. Except for the initial change of the board of directors as contemplated by the LOI, there is no ongoing agreement or understanding among the Reporting Persons with respect to the voting of their respective shares of Common Stock (including no agreement or understanding to maintain and vote for the initial board members that are designated by them following the consummation of the transactions contemplated by the LOI). Except as specifically described above, there are no agreements or understandings among the Reporting Persons with respect to the ownership, disposition or voting of the shares of Common Stock owned by each of them. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each Reporting Person disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons and the existence of, or membership in, a "group." If the Reporting Persons were deemed to be a "group," due to the 4.99% limitation on beneficial ownership contained in the Warrants, Series A Preferred Stock and Series B Preferred Stock held by Crestview, Midsummer, Rooster L.P. (an affiliate of Islandia), the Reporting Persons would not be required to file this Schedule 13D, since the Reporting Persons, in the aggregate, would own less than 4.99% of the Common Stock.

         Except as described in this Item 4, no Reporting Person has any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of
Schedule 13D, except for the sale of their respective shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

(a) Crestview: Crestview beneficially owns 3,443,632 shares or 4.99% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004). As described in Item 3 above, Crestview owns (i) 2,916,000 shares of Common Stock, (ii) Series AA Preferred Stock convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 925,926 shares, (iii) Warrants to purchase (A) 204,543 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.18 and (B) 204,543 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.23 and (iv) Series BB Convertible Preferred Stock convertible into shares of Common Stock at a conversion price equal to $.60 per share, or 4,166,669 shares, however, the Series AA Preferred Stock, the Series BB Preferred Stock and Warrants contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. As described in Item 4 above, while the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each Reporting Person disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons and the existence of, or membership in, a "group." In the event the Reporting Persons were deemed to be a group, Crestview may be deemed to share voting and dispositive control over an aggregate of 3,443,632 shares of Common Stock beneficially owned by Midsummer and 2,002,519 shares of Common Stock beneficially owned by Rooster. Crestview disclaims beneficial ownership of such shares.

         Crestview is controlled by Crestview Capital Partners, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Richard Levy, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview.

Midsummer: Midsummer beneficially owns 3,443,632 shares or 4.99% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004). As described in Item 3 above, Midsummer owns (i) Series AA Preferred Stock convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 3,703,704 and
(ii) Warrants to purchase (A) 677,966 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.18 and (B) 677,966 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.23, however, the Series AA Preferred Stock and Warrants contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. As described in Item 4 above, while the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each Reporting Person disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons and the existence of, or membership in, a "group." In the event the Reporting Persons were deemed to be a group, Midsummer may be deemed to share voting and dispositive control over an aggregate of 3,443,632 shares of Common Stock beneficially owned by Crestview and 2,002,519 shares of Common Stock beneficially owned by Rooster. Midsummer disclaims beneficial ownership of such shares.

         Midsummer Capital, LLC is the investment advisor to Midsummer. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of Common Stock owned by Midsummer. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

         Islandia and Rooster: Islandia may be deemed to beneficially own 2,002,519 shares Stock or 2.9% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004) owned by Rooster by virtue of the common control of such entities by Anthony Berner as described below. Islandia disclaims beneficial ownership of such shares. In the event the Reporting Persons were deemed to be a group, Islandia may be deemed to share voting and dispositive control over the 3,443,632 shares of Common Stock beneficially owned by Midsummer and the 3,443,632 shares of Common Stock beneficially owned by Crestview. Islandia disclaims beneficial ownership of such shares.

         Islandia L.P. is a Delaware limited partnership, the general partner of which is John Lang, Inc. The investment decisions of Islandia, L.P., like Rooster Investments, L.P., are reviewed by Anthony Berner. The general partner of Rooster Investments, L.P., is owned by Anthony Berner, and he has voting and dispositive powers with respect to the shares owned by Rooster Investments, L.P. The officers of John Lang, Inc., namely, Richard Berner, Edgar Berner, Thomas Berner and Anthony Berner share voting and dispositive powers with respect to any shares owned by Islandia, L.P. Each of these individuals disclaims beneficial ownership of any such stock, and none has any legal right to maintain such delegated authority.

(b) As described in Item 5(a) above, solely by virtue of their actions to appoint a new board (who will then elect new senior management) as contemplated by the LOI, the Reporting Persons may be deemed to share voting control of the shares of Common Stock owned by the other Reporting Persons solely for the purpose of effecting such change in the board of directors of the Company.

(c)       Crestview: None

      Midsummer: Midsummer has effected the following transactions in the Common Stock during the past 60 days:

      1. On 6/3/2004, Midsummer sold 4,500 shares at $0.8547 per share in an open market transaction.

      2. On 6/4/2004, Midsummer sold 6,400 shares at $0.8255 per share in an open market transaction.

      3. On 6/4/2004, Midsummer sold 19,000 shares at $0.83 per share in an open market transaction.

      4. On 6/4/2004, Midsummer sold 1,650 shares at $0.85 per share in an open market transaction.

      5. On 6/7/2004, Midsummer sold 5,300 shares at $0.88 per share in an open market transaction.

      6. On 6/8/2004, Midsummer sold 5,300 shares at $0.87 per share in an open market transaction.

      7. On 6/8/2004, Midsummer sold 6,690 shares at $0.8626 per share in an open market transaction.

      8. On 6/9/2004, Midsummer sold 2,850 shares at $0.8496 per share in an open market transaction.

      9 On 6/9/2004, Midsummer sold 15,200 shares at $0.7901 per share in an open market transaction.

      10. On 6/15/2004, Midsummer sold 2,500 shares at $0.792 per share in an open market transaction.

      11. On 6/16/2004, Midsummer sold 7,900 shares at $0.77 per share in an open market transaction.

      12. On 6/17/2004, Midsummer sold 10,400 shares at $0.777 per share in an open market transaction.

      13. On 6/18/2004, Midsummer sold 5,500 shares at $0.7967 per share in an open market transaction.

      14. On 6/28/2004, Midsummer sold 1,550 shares at $0.7861 per share in an open market transaction.

      15. On 7/2/2004, Midsummer sold 17,550 shares at $0.7176 per share in an open market transaction.


      16. On 7/7/2004, Midsummer sold 4,400 shares at $0.70 per share in an open market transaction.

      17. On 7/8/2004, Midsummer sold 9,760 shares at $0.7067 per share in an open market transaction.

      18. On 7/19/2004, Midsummer sold 10,489 shares at $0.6141 per share in an open market transaction.

      Islandia: None

      Rooster: Rooster has effected the following transactions in the Common Stock during the past 60 days:

      1. On 6/3/2004, Rooster sold 2,100 shares at $0.8643 per share in an open market transaction.

      2. On 6/7/2004, Rooster sold 13,400 shares at $0.8825 per share in an open market transaction.

      3. On 6/8/2004, Rooster sold 6,790 shares at $0.8626 per share in an open market transaction.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except for the LOI, and definitive agreements to be negotiated as contemplated therein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between each Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

         99.1     Letter of Intent dated August 3, 2004
         99.2     Joint Filing Agreement dated September 10, 2004

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


September 10, 2004

CRESTVIEW CAPITAL MASTER, LLC

By:      /s/ Richard Levy
         --------------------------------------
         Name: Richard Levy
         Title: Managing Member

MIDSUMMER INVESTMENT, LTD.

By:      /s/ Michel A. Amsalem
         --------------------------------------
         Name: Michel A. Amsalem
         Title:Director

ISLANDIA, L.P.

By:      /s/ Edgar Berner
         --------------------------------------
         Name: Edgar Berner
         Title: Partner

ROOSTER, L.P.

By:      /s/ Edgar Berner
         --------------------------------------
         Name: Edgar Berner
         Title: Partner

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